SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 5, 2003

Hurricane Hydrocarbons Ltd.

(Translation of registrant’s name into English)

140-4th Avenue S.W. #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

     Form 20-F |_| Form 40-F |X|

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes |_| No |X|

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Hurricane Hydrocarbons Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2003
          Hurricane Hydrocarbons Ltd.

By:
/s/ Ihor Wasylkiw

Ihor Wasylkiw, P. Eng
Vice President Investor Relations

[LOGO] HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE - May 6, 2003
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Financial Results for the First Quarter Ending March 31, 2003

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. (“Hurricane”, the “Corporation” or the “Company”) announces its financial results for the three months ending March 31, 2003. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:

  Record financial results
  Net Income of $68.2 million; increased by 195% from first quarter 2002
  Cash flow $88.9 million, increased by 150% from first quarter 2002
  Near record production of 140,765 barrels of oil per day
  KAM pipeline and gas utilization projects progressing and on schedule
  12% Notes redeemed on February 3rd
  New term facility of $190 million completed and $125 million in notes issued

FINANCIAL HIGHLIGHTS:
(in millions of US$ except per share amounts)	Three Months ended March 31
	2003	2002
Gross Revenue	246.6	143.3
Net income	68.2	23.1
Per share (basic)	0.86	0.29
Per share (diluted)	0.83	0.28
Cash flow	88.9	35.5
Per share (basic)	1.12	0.44
Per share (diluted)	1.08	0.42
Weighted Average Shares Outstanding
Basic	79,082,439	80,622,901
Diluted	82,358,224	84,447,004
Shares Outstanding at End of Period	79,028,539	81,041,713

Hurricane is pleased to announce record financial results for the first quarter of 2003 with net income of $68.2 million or $0.86 per share and cash flow of $88.9 million or $1.12 per share as compared with net income of $23.1 million or $0.29 per share and cash flow of $35.5 million or $0.44 per share for the first quarter of 2002.

The 12% Notes were redeemed and the Company completed a $190 million Term Facility and issued $125 million of 9.625% Notes. This extends the term to maturity of our debt, with the Term Facility at four years and the Notes at seven years.

Hurricane continued to repurchase its shares under the terms of the approved Normal Course Issuer Bid (NCIB). During the first quarter of 2003, 98,100 shares were purchased and cancelled at an average price of C$15.50. In April 2003, an additional 1,379,300 shares were purchased and cancelled at an average price of C$14.60. As of April 30, 2003, a total of 4,009,270 shares have been repurchased and cancelled under the NCIB at an average price of C$14.60. This represents 76.3% of the authorized number of shares that can be repurchased.

UPSTREAM OPERATIONS REVIEW

Production

During the first quarter of 2003, Hurricane’s production volumes totaled 12.67 million barrels or an average of 140,765 barrels of oil per day (“bopd”) representing a 14% increase over the first quarter 2002 production of 123,372 bopd and an 11% decrease over the fourth quarter of 2002 production rates of 158,504 bopd. Adverse transportation conditions restricted crude oil exports, necessitating production restrictions. The average production potential in the period was 163,000 bopd. Despite this setback, the Company believes it is still possible to achieve its targeted average annual production of 165,000 bopd.

Hurricane currently has 8 service rigs operating that are conducting repair and maintenance work on wells to optimize daily production.

Kumkol Facilities

Design work started on 2 new Free Water Knockout (FWKO) facilities. When commissioned later in the third quarter of 2003, these facilities will further enhance the fluid handling capabilities within the field as water production gradually increases.

     Enhancement of the water injection facilities, through the addition of new pumping equipment, has started with the design process and ordering of equipment. This additional pumping unit will be commissioned in the second quarter of 2003 and will increase the water injection capacity to the Kumkol South reservoir.

KAM Pipeline

Excellent progress has been made on this 177 kilometer, 16-inch pipeline. As of the end of the first quarter, the overall project was 70% complete. As of April 30, 2003, 88% of the project had been completed. The pipeline is still scheduled for commissioning at the end of the second quarter of 2003. Once completed, the pipeline will initially be capable of transporting and loading into rail cars 140,000 bopd and will negate some 1,300 kilometers of pipeline and rail transportation currently in use.

Gas Utilization

The 55 megawatt gas power plant at Kumkol is 84% complete and on schedule for commissioning during the third quarter of 2003. This project will enable Hurricane to utilize associated produced gas and to establish a more reliable source of electricity within its fields.

Exploration

3D seismic acquisition is 60% completed over the North Nurali area. Three appraisal wells will be drilled to delineate the field with the first wells expected to be “spudded” in the third quarter of this year. Four additional exploration wells are planned for 2003 in license 260 D1.

Appraisal and Developments

East Kumkol

Joint Venture agreements with LUKoil, as participants in the Kumkol North license into which East Kumkol extends, are in progress for the development and operation of the field and for the Hydrocarbon Contract approvals required from the Government.

KAM Fields

Three new production wells were drilled in Kyzylkiya and one in Aryskum.

The Kyzylkiya processing facility is being upgraded from its current design as an early oil system to one capable of handling produced water. This should be completed in the third quarter of 2003. Infrastructure flowlines from 3 of the 14 wells have been completed and the 6-inch pipeline connecting the field to the main KAM pipeline has commenced.

The design of the Maibulak water injection system is 75% complete and the system is scheduled for completion later in the year which will include the drilling of 3 water injectors. Similarly in Aryskum, inter field pipeline design is complete and construction has commenced for completion late in the second quarter of 2003.

Kumkol North

A 27 well 2003 drilling program is progressing with the selection of a turnkey drilling unit and contract. Work has started on a new water injection plant due for commissioning in the third quarter and a new FWKO facility should be on line at the same time.

Kazgermunai

An Akshabulak production well, spudded in 2002 was completed early in 2003 and a water injection well has been drilled. Plans are underway for a water injection facility to be on line later in the year.

MARKETING, TRADING AND REFINING

Crude Oil Marketing & Transportation

The first quarter of 2003 posed a number of severe operational problems. As a result, the level of crude oil shipped for export declined quarter over quarter, from a level of 7.36 million barrels or 81,730 bopd (949,611 tonnes) in the fourth quarter of 2002 to 5.23 million barrels or 58,077 bopd (674,795 tonnes) in the first quarter of 2003. The problems arose through a combination of events.

Nearly all of the Black Sea ports suffered from unscheduled closures during the quarter. Aktau, which is one of the primary export outlets in Kazakhstan was closed for more than four weeks and when it was operating, it did so at a much lower level than normal. The closures were caused by bad weather at Aktau and at Batumi, which created a significant backlog of railcars waiting to be discharged. The impact of this was two fold. Firstly, it restricted the volumes that Aktau could handle and secondly, while the rail cars were effectively locked in at Aktau they were unavailable for use elsewhere in Kazakhstan. Consequently, the available fleet of rail cars to re-route exports was reduced.

During February, Novorossisk was closed for the acceptance of rail cars for two weeks. The initial source of the problem was bad weather but similar to Aktau, the backlog of rail cars at this port had ramifications elsewhere.

A new regime imposed by Turkey on vessels passing the Bosporous straits delayed liftings at Black Sea ports and further aggravated an already difficult situation. This affected Batumi and consequently our Southern route was also constrained.

China was the only route to operate normally but the current physical limitations on this route, together with the impact on the rail car fleet described above, meant it was not capable of compensating for the shortfall on the other main routes. Nevertheless, China now represents a significant proportion of our export markets.

Volumes delivered to China in the first quarter of this year were up 65% when compared to the fourth quarter of 2002. There were no deliveries made to China in the first quarter of 2002. To further develop this route, supply contracts with the two major refining companies have now been signed.

Other new sales channels developed in the first quarter of 2003 include direct crude sales to the Fergana refinery in Uzbekistan. Fergana is one the nearest end consumers to Hurricane’s operations.

Hurricane has now concluded a swap agreement with Iran for up to 1 million tonnes per annum. Under the agreement Hurricane will supply Kumkol crude to the Tehran refinery and receive Iranian light on the Persian Gulf. The Kumkol crude will be transported by rail from Shymkent through Uzbekistan and Turkmenistan and on to Tehran via the Sarakhs border crossing station. The swap contract includes compensation to recognise the higher quality of Kumkol compared to Iranian Light. The contract is between Hurricane and Naftitran Intertrade Company Limited (NICO) operating on behalf of the Iranian Government. NICO is the trading subsidiary of the state owned National Iranian Oil Company and is responsible for managing all swaps, purchases and sales of crude and products on behalf of the Iranian Government.

To receive Kumkol at Tehran a minor amount of work is required at the unloading terminal. This work is being financed and carried out by the refining and distribution arm of NIOC and the national railway company. NIOC believes that this work will be completed by the end of July. This completion date is an estimate and there is always a risk that this project could overrun on time which would delay the start of crude deliveries to Tehran.

Expectations for transportation during the second quarter of 2003 are for a steady recovery to more normal operations bolstered by these new developments.

Sales volumes in the first quarter of 2003 were down as compared to the fourth quarter of 2002 due to transportation difficulties, but nevertheless, were up significantly compared to the first quarter of 2002.

First quarter 2003 revenues were significantly higher than the first quarter of 2002 due to a combination of higher prices and a larger proportion of non-FCA sales.

The average day’s mean of Platts Brent quotation was $31.51/barrel for the first quarter of 2003 compared to $21.13/barrel for the first quarter of 2002. The comparable value for the fourth quarter of 2002 was $26.78/barrel. The spread of prices during the first quarter of 2003 remained as volatile as the fourth quarter of 2002 with a range of $9.77 between the high and low of the daily mean quotation. In the run up to hostilities in Iraq, the daily mean quotation for Brent peaked at $34.73 and finished the quarter at just over $28.00/barrel.

Refining and Refined Product Sales

Refinery throughput was increased during the first quarter of 2003 to partially offset the export problems previously described, but also to take advantage of the convergence of the export and domestic net returns during the latter part of the quarter. As Brent prices declined, the gap between export and domestic net returns began to diminish and there was an opportunity to optimise the balance between these two sales channels.

For the first quarter of 2003, the Shymkent Refinery processed a total of 8.3 million barrels or 91,746 bopd compared to 7.6 million barrels or 84,619 bopd in the same quarter of 2002. Included in this production is 0.2 million barrels refined for third parties in the first quarter of 2003 and 0.7 million barrels in the first quarter of 2002.

Refined product sales volumes in the first quarter of 2003 were up 5% versus the first quarter of 2002 and benefited from improved domestic prices. The combination of these two factors produced a 30% increase in refined product revenues compared to the first quarter of 2002. Product prices remained firmer in 2003 as the level of Russian imports to Kazakhstan were greatly reduced compared to those seen in 2002.

A number of the efficiency improvement programs initiated at the refinery began to yield benefits through improved energy usage and cost reductions. The project to revamp and bring on stream the Vacuum Distillation Unit continues to progress and is on track for completion later in 2003.

In 2003, the refinery will undergo its annual process change over and maintenance turnaround when it will be shutdown. This will occur on or about the first week of June for approximately ten days and in mid October for approximately one month.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the First Quarter of 2003 is available on the Company’s website and can also be obtained on application from the Company.

Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Sock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. The company’s website can be accessed atwww.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Nicholas H. Gay Senior Vice President Finance and CFO 44 (1753) 410-020	Ihor P. Wasylkiw Vice President Investor Relations (403) 221-8658

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	2003	2002

REVENUE
Crude oil	142,242	62,563
Refined products	100,666	77,384
Processing fees	449	1,431
Interest and other income	3,277	1,953

	246,634	143,331

EXPENSES
Production	17,256	14,188
Royalties and taxes	9,514	12,376
Transportation	55,003	13,590
Refining	3,009	6,529
Crude oil and refined product purchases	9,370	18,100
Selling	5,471	5,730
General and administrative	13,320	12,500
Interest and financing costs	14,259	8,425
Depletion and depreciation	18,714	8,526
Foreign exchange loss (gain)	(2,098)	474

	143,818	100,438

INCOME BEFORE UNUSUAL ITEMS	102,816	42,893

UNUSUAL ITEMS
Arbitration settlement	-	6,090

INCOME BEFORE INCOME TAXES	102,816	36,803

INCOME TAXES (Note 8)
Current provision	36,172	9,988
Future income tax	(2,230)	2,853

	33,942	12,841

NET INCOME BEFORE MINORITY INTEREST	68,874	23,962

MINORITY INTEREST	650	853

NET INCOME	68,224	23,109

RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	78,821	(66,366)

Normal Course Issuer Bid (Note 7)	(792)	-
Preferred share dividends	(8)	(8)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	146,245	(43,265)

BASIC NET INCOME PER SHARE (Note 9)	0.86	0.29

DILUTED NET INCOME PER SHARE (Note 9)	0.83	0.28

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	As at March 31, 2003	As at December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents	244,043	74,796
Accounts receivable (Note 4)	82,380	92,431
Inventory	40,109	40,529
Prepaid expenses	42,842	44,594
Current portion of future income tax asset	8,470	9,049

	417,844	261,399

Deferred charges (Note 6)	7,045	5,321
Future income tax asset	26,294	24,529
Property, plant and equipment	438,423	405,479

TOTAL ASSETS	889,606	696,728

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	87,723	96,076
Short-term debt (Note 5)	80,019	25,947
Prepayments for crude oil and refined products	18,794	3,540

	186,536	125,563

Long-term debt (Note 6)	330,004	266,603
Provision for future site restoration costs	5,434	4,167
Future income tax liability	15,970	17,015

	537,944	413,348

Minority interest	11,403	10,753
Preferred shares of subsidiary	81	83

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	193,933	193,723
Retained earnings	146,245	78,821

	340,178	272,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	889,606	696,728

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW THREE MONTHS ENDED MARCH
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	2003	2002

OPERATING ACTIVITIES
Net income	68,224	23,109
Items not affecting cash:
Depletion and depreciation	18,714	8,526
Amortization of deferred charges	2,693	-
Minority interest	650	853
Other non-cash charges	823	125
Future income tax	(2,230)	2,853

Cash flow	88,874	35,466

Changes in non-cash operating working capital items	19,125	(14,479)

Cash flow from operating activities	107,999	20,987

FINANCING ACTIVITIES
Short-term debt	50,502	(9,456)
Purchase of common shares (Note 7)	(1,032)	-
Long-term debt	64,110	42,528
Deferred charges paid	(2,451)	-
Proceeds from issue of share capital, net of share issuance costs	450	589
Preferred share dividends	(8)	(8)

Cash flow from financing activities	111,571	33,653

INVESTING ACTIVITIES
Capital expenditures	(50,321)	(19,509)
Purchase of preferred shares of subsidiary	(2)	(2)

Cash flow used in investing activities	(50,323)	(19,511)

INCREASE IN CASH	169,247	35,129
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	74,796	64,812

CASH AND CASH EQUIVALENTS, END OF PERIOD	244,043	99,941

See accompanying notes to the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED)
UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Hurricane Hydrocarbons Ltd. (“Hurricane” or the “Corporation”) have been prepared by management, in accordance with generally accepted accounting principles in Canada. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Hurricane’s Annual Report for the year ended December 31, 2002. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2002.

2	SEGMENTED INFORMATION

On a primary basis the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.
•	Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

Three months ended March 31, 2003
	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	176,459	-	-	(34,217)	142,242
Refined products	670	101,400	-	(1,404)	100,666
Processing fees	-	449	-	-	449
Interest and other income	2,522	439	316	-	3,277

	179,651	102,288	316	(35,621)	246,634

EXPENSES
Production	17,256	-	-	-	17,256
Royalties and taxes	9,415	99	-	-	9,514
Transportation	55,027	(24)	-	-	55,003
Refining	-	3,009	-	-	3,009
Crude oil and refined product purchases	2,104	42,887	-	(35,621)	9,370
Selling	2,017	3,454	-	-	5,471
General and administrative	7,788	4,509	1,023	-	13,320
Interest and financing costs	5,054	487	8,718	-	14,259
Depletion and depreciation	14,018	4,670	26	-	18,714
Foreign exchange loss (gain)	(1,374)	(966)	242	-	(2,098)

	111,305	58,125	10,009	(35,621)	143,818

INCOME (LOSS) BEFORE INCOME TAXES	68,346	44,163	(9,693)	-	102,816

INCOME TAXES
Current provision	24,169	11,771	232	-	36,172
Future income tax	(2,214)	(16)	-	-	(2,230)

	21,955	11,755	232	-	33,942

MINORITY INTEREST	-	650	-	-	650

NET INCOME (LOSS)	46,391	31,758	(9,925)	-	68,224

INTERSEGMENT REVENUE	34,217	1,404

Included in Upstream crude oil revenue are sales to one customer in the amount of $27.3 million.
As at March 31, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	673,081	187,396	29,129	889,606
Total liabilities	465,368	62,952	9,624	537,944
Capital expenditures	44,571	5,591	159	50,321

Three months ended March 31, 2002
	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	87,886	-	-	(25,323)	62,563
Refined products	10,987	78,536	-	(12,139)	77,384
Processing fees	-	1,431	-	-	1,431
Interest and other income	1,262	(287)	978	-	1,953

	100,135	79,680	978	(37,462)	143,331

EXPENSES
Production	14,188	-	-	-	14,188
Royalties and taxes	12,168	208	-	-	12,376
Transportation	13,590	-	-	-	13,590
Refining	-	6,529	-	-	6,529
Crude oil and refined product purchases	15,848	39,714	-	(37,462)	18,100
Selling	132	5,597	-	-	5,729
General and administrative	7,138	3,338	2.025	-	12,501
Interest and financing costs	2,101	340	5,984	-	8,425
Depletion and depreciation	5,768	2,736	22	-	8,526
Foreign exchange loss (gain)	907	(330)	(103)	-	474

	71,840	58,132	7,928	(37,462)	100,438

INCOME (LOSS) BEFORE UNUSUAL ITEMS	28,295	21,548	(6,950)	-	42,893

UNUSUAL ITEM
Arbitration settlement	6,090	-	-	-	6,090

INCOME (LOSS) BEFORE INCOME TAXES	22,205	21,548	(6,950)	-	36,803

INCOME TAXES
Current provision	5,284	4,456	248	-	9,988
Future income tax	1,667	1,186	-	-	2,853

	6,951	5,642	248	-	12,841

MINORITY INTEREST	-	853	-	-	853

NET INCOME (LOSS)	15,254	15,053	(7,198)	-	23,109

INTERSEGMENT REVENUE	25,323	12,139

Included in Upstream crude oil revenue are sales to one customer in the amount of $32.7 million.
As at March 31, 2002	Upstream	Downstream	Corporate	Consolidated
Total assets	367,256	193,849	77,648	638,753
Total liabilities	194,866	53,105	208,410	456,381
Capital expenditures	18,139	1,322	48	19,509

3	JOINT VENTURES

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures, before consolidation eliminations:

Three months ended March 31, 2003

	Turgai	Kazgermunai	Total

Cash	150	11,708	11,858
Current assets, excluding cash	7,205	14,661	21,866
Property, plant and equipment, net	50,292	59,501	109,793
Current liabilities	18,607	3,073	21,680
Long-term debt	-	46,078	46,078

Revenue	30,216	22,134	52,350
Expenses	22,450	12,605	35,055
Net income	7,766	9,529	17,295

Cash flow from operating activities	10,059	12,763	22,822
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(10,216)	(3,909)	(14,125)

Revenue for the three months ended March 31, 2003 includes $9.1 million of crude oil sales made by Turgai and $0.5 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

Three months ended March 31, 2002

	Turgai	Kazgermunai	Total

Cash	2,657	11,720	14,377
Current assets, excluding cash	11,173	10,832	22,005
Property, plant and equipment, net	20,071	54,502	74,573
Current liabilities	18,789	4,576	23,365
Long-term debt	-	61,812	61,812

Revenue	11,952	5,238	17,190
Expenses	7,274	6,797	14,071
Net income (loss)	4,678	(1,559)	3,119

Cash flow from operating activities	2,468	338	2,806
Cash flow used in financing activities	-	(744)	(744)
Cash flow used in investing activities	(1,311)	(878)	(2,189)

Revenue for the three months ended March 31, 2002 includes $8.5 million of crude oil sales made by Turgai and $4 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

4	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2003	December 31, 2002

Trade	39,479	61,085
Value added tax recoverable	3,735	1,718
Due from Turgai	22,563	17,357
Other	16,603	12,271

	82,380	92,431

5	SHORT-TERM DEBT

	March 31, 2003	December 31, 2002

Working capital facilities	1,772	14,947
Current portion of term facility	40,714	-
Current portion of term loans	2,039	-
Joint venture loan payable	11,000	11,000
HOP Bonds (Note 6)	24,494	-

	80,019	25,947

The working capital facilities are revolving, for terms of one to eight years, are secured and have interest rates ranging from Libor plus 3.5% per annum to 14% per annum.

6	LONG-TERM DEBT

Long-term debt is represented by:

	March 31, 2003	December 31, 2002

12% Notes	-	208,210
HOP bonds	-	13,162
Term facility	149,286	-
Term loans	9,640	-
9.625% Notes	125,000	-
Kazgermunai debt	46,078	45,231

	330,004	266,603

12% Notes

On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12% Notes due in 2006. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million. Deferred charges of $1.4 million recorded as at December 31, 2002 were expensed upon redemption.

HOP bonds

On March 20, 2001 Hurricane Oil Products (“HOP”) registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the “HOP bonds”). The HOP bonds have a three-year maturity, are due on February 26, 2004 and bear a coupon rate of 10% per annum. The HOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million. On February 13, 2003, HOP issued the remaining 115,200 Bonds for consideration of $11.4 million.

The HOP bonds contain certain covenants including a limitation on indebtedness.

Term facility

On January 2, 2003, Hurricane Kumkol Munai (“HKM”) entered into a secured $225.0 million term facility secured by crude oil export contracts. This facility is repayable in 42 equal installments commencing July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum. HKM has drawn $190.0 million under this facility and has chosen not to utilize the remainder. HKM has the right to repay the facility prior to its maturity, under certain terms and conditions.

As a guarantor of the facility, the Corporation must comply with certain covenants including a limitation as to total debt and certain other financial covenants. The Corporation must also maintain a minimum cash balance of $40.0 million, of which an amount equal to 3 months principal and interest payments must be maintained in a security deposit account.

HKM is also required to hedge 450,000 barrels of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As HKM has not drawn the full amount of the facility, it is currently negotiating a pro rata reduction of this requirement.

Included in deferred charges as at March 31, 2003 are $3.2 million of issue costs related to the Term facility, which will be amortized over the term of the facility.

Term loans

HKM has obtained loans guaranteed by Export Credit Agencies for certain equipment related to the Kyzylkiya, Aryskum and Maibulak (“KAM”) pipeline and the Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semiannual installments and have final maturity dates ranging from five to seven years.

9.625% Notes

On February 12, 2003, Hurricane Finance B.V., a wholly owned subsidiary of HKM issued U.S. $125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, HKM and HOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends and on pledging of assets as security.

Issue costs of $1.8 million and the discount on the sale of the Notes of $2.0 million are recorded as deferred charges and will be amortized over the term of the Notes.

Repayment

Principal repayments due for each of the next five years and in total are as follows:

	2003	2004	2005	2006	2007	Thereafter	Total

9.625% Notes	-	-	-	-	-	125,000	125,000
Term Facility	-	40,714	54,286	54,286	-	-	149,286
Kazgermunai	-	-	-	-	-	46,078	46,078
Term loans		2,039	2,039	2,039	1,645	1,878	9,640

	-	42,753	56,325	56,325	1,645	172,956	330,004

The Kazgermunai debt does not have fixed repayment terms.

7	SHARE CAPITAL

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class A redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three months ended March 31, 2003		Three months ended March 31, 2002

	Number	Amount	Number	Amount

Balance, beginning of year	78,956,875	193,723	80,103,784	198,506

Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(98,100)	(240)	-	-
Stock options exercised for cash	166,500	447	936,050	593
Corresponding convertible securities, converted	3,264	3	10,199	9
Cancelled shares	-	-	(8,320)	(11)

Balance, end of year	79,028,539	193,933	81,041,713	199,097

(a)

During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The Corporation purchased and cancelled an additional 98,100 at an average price of C$15.50 per share during the first 3 months of 2003. The excess of cost over the book value for the shares purchased was applied to retained earnings.

(b)

The Corporation has elected to use the intrinsic value method of accounting for stock options and to disclose the pro forma results of using the fair value method. There have been no stock options granted during the three months ended March 31, 2003.

The pro forma net income per share had we applied the fair-value based method of accounting for stock options follows:

	Three months ended March 31, 2003	Three months ended March 31, 2002
Net income
As reported	68,224	23,109
Pro forma	68,194	23,052
Basic net income per share
As reported	0.86	0.29
Pro forma	0.86	0.29
Diluted net income per share
As reported	0.83	0.27
Pro forma	0.83	0.27

8	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation’s income before income taxes. This difference results from the following items:

	March 31, 2003	March 31, 2002
Statutory Kazakhstan income tax rate	30%	30%

Expected tax expense	30,845	11,057
Non-deductible amounts, net	3,097	(905)
Lower tax rate for South Kumkol field	-	(164)
Future tax recognized	-	2,853

Income tax expense	33,942	12,841

9	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	March 31, 2003	March 31, 2002
Weighted average number of common shares outstanding	79,082,439	80,622,901
Dilution from exercisable options (including convertible securities)	3,275,785	3,824,103

Diluted number of shares outstanding	82,358,224	84,447,004

No options were excluded from the calculation of diluted number of shares outstanding for the three months ended March 31, 2003 and 2002, as the market price was in excess of exercise price.

10	FINANCIAL INSTRUMENTS

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract Amount	Contract Period	Contract Type	Price Ceiling	Price Floor
(bbls per month)			($/bbl)	($/bbl)
187,500	January 2003 to December 2003	Zero cost collar	29.00	17.00
75,000	January 2003 to December 2003	Zero cost collar	30.00	17.00
112,500	January 2003 to December 2003	Zero cost collar	29.00	18.00
75,000	January 2003 to December 2003	Zero cost collar	29.50	19.00

450,000

75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
75,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
35,000	January 2004 to December 2004	Zero cost collar	30.20	18.00

372,500

During the three months ended March 31, 2003, the Corporation has foregone revenue of $3.1 million through these contracts.

11	CASH FLOW INFORMATION

	Three months ended March 31, 2003	Three months ended March 31, 2002

Interest paid	15,142	13,630

Income taxes paid	25,418	13,754